Coca-Cola İçecek

FILE 82-35049

[redacted]

08003412

June 17, 2008

SEC Mail Processing Section

PROCESSED

JUN 26 2008

THOMSON REUTERS

JUN 19 2008

Washington, DC
105

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on June 16, 2008.

Coca-Cola İçecek ("CCI") had previously announced the formation of a sales and distribution company in Tajikistan with an initial capital of US$1.0 mn, to be 90% owned by CCI International Holland B.V. (previously named as Efes Invest Holland B.V., a wholly owned subsidiary of CCI).

Change in market conditions and increase in local demand necessitated investment of a production plant in Tajikistan. Accordingly, CCI's Board of Directors at its meeting on June 16, 2008 approved the formation of a company in Tajikistan with CCI's ownership of 68.17% together with European Bank for Reconstruction and Development (EBRD) and a local shareholder with an initial capital of US$16.9mn. The new Company will engage in production, sales and distribution of alcohol-free beverages licensed by The Coca-Cola Company. The previously announced decision of March 5, 2007 has thus been revoked.

The planned greenfield plant in the capital Dushanbe will be the first significant consumer sector investment in the country by a foreign investor. The facility will have a production capacity of about 20 million unit cases of soft drinks. Tajikistan has a population of 7 million people with a per capita sparkling beverage consumption of 1 liter.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

dlw 6/25

Coca-Cola İçecek

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68